**sirit** Inc.



October 4, 2004

04045561

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

SUPPL

Dear Sirs:

**RE: SIRIT Inc. – Reg. No. 82-3200**

Enclosed please find a copy of the following:

- News Releases: #04-11, #04-12, #04-13, #04-14, #04-15, #04-16
- Second Quarter Report
- Material Change Report pertaining to News Release #04-13

I trust you will find the above in order, please contact me with any questions.

Yours truly,

Anastasia Chodarcewicz

Anastasia Chodarcewicz
Chief Financial Officer and Corporate Secretary

/encl.



dlw 10/20

Reg. No. 82-3200

sirit Inc.

# NEWS RELEASE

RECEIVED 2004 OCT 18 A 10:09 OFFICE OF INTERNATIONAL CORPORATE FINANCE

NR#04-11

RFID by sirit

**FOR MORE INFORMATION:**

Craig Armitage
The Equicom Group
(416) 815-0700 x246
carmitage@equicomgroup.com

Fred Veinot
Vice President
SIRIT
(800) 498-8760 x225
fveinot@sirit.com

## SIRIT INC. NAMED TO MICROSOFT CANADA'S RFID PARTNER ADVISORY COUNCIL

**Toronto, ON – July 9, 2004** – SIRIT Inc. (TSX: SI), a leading provider of radio frequency identification (RFID) reader technology, announced today that it has been named to Microsoft Canada's new RFID Partner Advisory Council. SIRIT is one of the seven founding partners of the Council, which was formed to look at RFID requirements and how to take advantage of today's technology to make it easier for Canadian retailers and manufacturers to reduce inventories, improve product availability and track and ship merchandise.

"We are extremely pleased to participate in the RFID Partner Council," said William Staudt, CEO of SIRIT. "SIRIT will provide its extensive expertise in the design and development of RFID readers to help Microsoft and its other technology partners develop innovative RFID solutions for Canadian retailers and manufacturers."

"Microsoft is committed to providing our partners with support to build RFID solutions on the Microsoft platform," said Mark Relph, National Manager, Microsoft .NET Platform Team. "We are working closely with customers and technology partners like SIRIT to align our strategies and help ensure they can build RFID solutions that are low-cost, simple to deploy and built on a robust scalable technology stack."

For more information, please refer to Microsoft Canada's RFID Partner Highlight Web site at http://msdn.microsoft.ca/RFID/partners, which includes overview descriptions of solutions and links to partners working in RFID.

### About SIRIT:

Founded in 1993, SIRIT is a leading provider of Radio Frequency Identification ("RFID") solutions to customers worldwide. The company designs, manufactures, integrates and sells RFID solutions with an emphasis on two vertical markets; Supply Chain Management ("SCM") and Automatic Vehicle Identification ("AVI"). The SCM business unit focuses on supply chain and logistics management solutions while the AVI business unit focuses on revenue collection systems such as tolling, including state of the art High Occupancy Tolling solutions, and access control. Following its years of success in deploying traditional RFID products, SIRIT continues to capitalize on the growing demand for next generation RFID solutions. SIRIT trades on the Toronto Stock Exchange under the symbol SI and has approximately 88 million shares outstanding. For more information, visit www.sirit.com.

For more information on SIRIT visit **www.sirit.com** or call (800) 498-8760.

*This news release includes forward-looking statements that are based on certain assumptions and reflect SIRIT's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Additional factors are discussed in SIRIT's filings with the securities regulatory authorities in Canada. SIRIT disclaims any intention or obligation to update or revise any forward-looking statements.*

Reg. No. 82-3200

sirit Inc.

# NEWS RELEASE

NR#04-12

**FOR MORE INFORMATION:**

Craig Armitage
The Equicom Group
(416) 815-0700 x246
carmitage@equicomgroup.com

RFID by sirit

## SIRIT ANNOUNCES STRONG Q2 2004 RESULTS

*Company continues to execute on strategic plan, quarter highlighted by supply chain management revenue growth*

**Toronto, ON – August 11, 2004** – SIRIT Inc. (TSX: SI), a leading developer and manufacturer of radio frequency identification (RFID) technologies, today reported its financial results for the second quarter and six months ended June 30, 2004. All amounts are noted in Canadian Dollars.

**Q2 2004 Highlights**

- Total revenue of $5.5 million, a 21% increase over Q2 2003 revenue of $4.6 million
- Net income totaled $1.9 million compared to a loss of ($1.2 million) in Q2 2003
- Operating income of $66,000 compared to an operating loss in Q2 2003 of ($849,000)
- Supply Chain Management revenue increased 179% over the same period in the prior year
- Automatic Vehicle Identification revenue represented a 12% increase over the same period in the prior year
- Entered into technology collaboration with Intel; named to Microsoft Canada's RFID Partner Advisory Council; introduced new UHF dual protocol OEM reader module; profitably divested of a long-term investment

William Staudt, SIRIT's CEO, noted that "SIRIT is pleased with its second quarter results. In addition to the strong financial performance, SIRIT continued to execute on its core strategy of entering into strategic relationships, introducing new products and further building its product development and sales teams. For the remainder of 2004 SIRIT will continue to allocate substantial resources to position itself to capitalize on the anticipated demand for RFID products in 2005 and beyond."

For the second quarter of 2004, SIRIT posted its strongest quarter of sales in recent history of $5.5 million, an increase of 21% over the prior year.

For the three months ended June 30, 2004, the Company recorded net income of $1.9 million or $0.02 per share, compared with net losses of ($1.2 million) or ($0.03) per share last year. Operating income for the second quarter was $66,000, compared with an operating loss of ($849,000) in the second quarter last year. Net income for the quarter included a one-time gain from the sale of a long-term investment as the Company continues to look for opportunities to further divest of its investments, reinvesting the proceeds in its RFID business.

Net income from continuing operations for the first half of 2004 was $2.5 million or $0.03 per share, compared with net losses of ($1.3 million) or ($0.03) per share for the same period in 2003. Operating income for the first half of 2004 was $101,000, compared with operating losses of ($1.1 million) for the same period in the prior year. Profitable operations as well as the sale of one of the Company's long-term investments contributed to the improved earnings and cash position.

Revenue for the six months ended June 30, 2004 totaled $10.5 million, compared with $9.0 million for the same period in the prior year. The increase is attributable to higher revenues in the Supply Chain Management business as well as expected steady growth in the Automatic Vehicle Identification business.

The increase in Supply Chain Management revenue of 94% for the first six months of 2004 as compared to the same period in the prior year is due to the increased applications of RFID in the supply chain. Revenue from the Company's Automatic Vehicle Identification business was up approximately 7% over the prior year due primarily to increased market penetration in SIRIT's principal markets.

Total expenses for the first six months of 2004 are consistent with the prior year. The Company continues to invest in research and development, hire Supply Chain Management sales personnel and increase its marketing expenditures. SIRIT continues to be focused on growing both its business lines.

At June 30, 2004 SIRIT's cash resources totaled $11.3 million representing a $2.6 million increase from March 31, 2004. SIRIT continued to strengthen its working capital position from $9.3 million at March 31, 2004 to $12.1 million at June 30, 2004.

**Conference Call & Webcast**
SIRIT will host a conference call to discuss the quarterly results on Wednesday, August 11, 2004 at 10:00 am EDT. The conference call will be webcast over the internet and accessible at www.sirit.com and www.financialdisclosure.ca.

**About SIRIT:**

Founded in 1993, SIRIT is a leading provider of Radio Frequency Identification ("RFID") solutions to customers worldwide. The company designs, manufactures, integrates and sells RFID solutions with an emphasis on two vertical markets: Supply Chain Management and Automatic Vehicle Identification. The Supply Chain Management business unit focuses on supply chain and logistic management solutions while the Automatic Vehicle Identification business unit focuses on revenue collection systems such as tolling, including state of the art High Occupancy Tolling solutions and access control. Following its years of success in deploying traditional RFID products, SIRIT continues to capitalize on the growing demand for next generation RFID solutions. SIRIT trades on the Toronto Stock Exchange under the symbol SI and has approximately 88 million shares outstanding.

For more information on SIRIT visit **www.sirit.com** or call (800) 498-8760.

**Cautionary Note Regarding Forward Looking Statements**

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of SIRIT to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of risks and uncertainties impacting SIRIT's business which are discussed in the section entitled "Narrative Description of the Business - Risks" in SIRIT's Annual Information Form dated March 19, 2004 as filed with the securities regulatory authorities in Canada via SEDAR. Although SIRIT has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

#

**SIRIT Inc.**
## Interim Consolidated Balance Sheets
**(expressed in Canadian dollars)**
Unaudited

| | As at June 30 2004 | As at December 31 2003 |
|---|---|---|
| **Assets** | | |
| ***Current Assets*** | | |
| Cash and cash equivalents | $ 11,282,369 | $ 2,603,558 |
| Accounts receivable | 3,000,720 | 2,796,372 |
| Inventory | 1,182,158 | 845,201 |
| Prepaids and deposits | 526,850 | 1,364,745 |
| | 15,992,097 | 7,609,876 |
| Long-term investments | 5,190,759 | 6,174,943 |
| Property, plant and equipment, net | 637,723 | 596,707 |
| Intangible asset, net | 673,910 | 775,113 |
| Deferred development costs, net | 155,483 | 187,652 |
| Goodwill | 2,828,836 | 2,828,836 |
| | **$ 25,478,808** | **$ 18,173,127** |
| **Liabilities** | | |
| ***Current Liabilities*** | | |
| Accounts payable and accrued liabilities | $ 2,676,102 | $ 2,936,796 |
| Deferred revenue | 694,197 | 588,511 |
| Warranty obligations | 491,275 | 629,960 |
| | 3,861,574 | 4,155,267 |
| **Shareholders' Equity** | | |
| Share capital | 33,670,790 | 28,639,550 |
| Contributed surplus | 409,327 | 320,207 |
| Deficit | (12,462,883) | (14,941,897) |
| | 21,617,234 | 14,017,860 |
| | **$ 25,478,808** | **$ 18,173,127** |

## SIRIT Inc.
## Interim Consolidated Statements of Income/(Loss) and Deficit
**(expressed in Canadian dollars)**
Unaudited

| | Three Months Ended June 30 | | Six Months Ended June 30 | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **Revenue** | $ 5,524,884 | $ 4,554,054 | $ 10,461,656 | $ 9,001,560 |
| Cost of sales | 3,248,907 | 3,257,118 | 6,141,835 | 5,798,926 |
| **Gross margin** | 2,275,977 | 1,296,936 | 4,319,821 | 3,202,634 |
| **Expenses** | | | | |
| Selling, general and administrative | 1,698,561 | 1,538,008 | 3,247,166 | 3,152,581 |
| Development | 463,224 | 360,097 | 798,895 | 546,949 |
| Amortization | 128,354 | 192,998 | 258,929 | 352,136 |
| Foreign exchange | (79,839) | 54,801 | (85,950) | 268,647 |
| | 2,210,300 | 2,145,904 | 4,219,040 | 4,320,313 |
| **Operating income/(loss)** | 65,677 | (848,968) | 100,781 | (1,117,679) |
| Other income | - | - | 294,378 | 84,585 |
| Gain on disposal of long-term investments | 1,789,001 | - | 2,018,823 | - |
| Bridge loan excluding interest | - | (276,050) | - | (276,050) |
| Interest, net | 34,349 | (26,299) | 65,032 | (35,858) |
| **Income/(loss) from continuing operations** | 1,889,027 | (1,151,317) | 2,479,014 | (1,345,002) |
| **Loss from discontinued operations** | | | | |
| Loss from operations | - | (4,441) | - | (372,855) |
| Loss on sale | - | (2,488) | - | (387,794) |
| **Net income/(loss) for the period** | **$ 1,889,027** | **$ (1,158,246)** | **$ 2,479,014** | **$ (2,105,651)** |
| Deficit, beginning of period | 14,351,910 | 11,723,333 | 14,941,897 | 10,775,928 |
| **Deficit, end of period** | $ 12,462,883 | $ 12,881,579 | $ 12,462,883 | $ 12,881,579 |
| Basic and diluted income/(loss) per share, continuing operations | $ 0.02 | $ (0.03) | $ 0.03 | $ (0.03) |
| Basic and diluted income/(loss) per share, discontinued operations | - | - | - | (0.02) |
| **Basic and diluted income/(loss) per share, total** | **$ 0.02** | **$ (0.03)** | **$ 0.03** | **$ (0.05)** |

**SIRIT Inc.**
**Interim Consolidated Statements of Cash Flows**
**(expressed in Canadian dollars)**
Unaudited

| | Three Months Ended June 30 | | Six Months Ended June 30 | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| **Cash provided by/(used in):** | | | | |
| **Operating activities** | | | | |
| Income/(loss) from continuing operations | $ 1,889,027 | $ (1,151,317) | $ 2,479,014 | $ (1,345,002) |
| Items not involving cash and cash equivalents | (1,591,972) | 365,481 | (1,647,246) | 803,900 |
| | 297,055 | (785,836) | 831,768 | (541,102) |
| Net change in non-cash working capital items | (178,255) | (293,473) | 2,897 | (1,613,664) |
| Discontinued operations | - | (4,441) | - | (6,006) |
| | 118,800 | (1,083,750) | 834,665 | (2,160,772) |
| **Investing activities** | | | | |
| Investment in Horizon Wimba, Inc. | (35,816) | - | (35,816) | (58,522) |
| Additions to capital assets | (151,744) | (54,109) | (174,246) | (294,582) |
| Deferred development costs | - | (57,265) | - | (316,296) |
| Proceeds on sale of long-term investment | 2,700,490 | - | 3,035,744 | - |
| Discontinued operations | - | (472,888) | - | (564,422) |
| | 2,512,930 | (584,262) | 2,825,682 | (1,233,822) |
| **Financing activities** | | | | |
| Bridge loan | - | 750,000 | - | 750,000 |
| Capital leases | - | (48,080) | - | 40,013 |
| Issuance of common shares, net of associated expenses | 3,856 | 650 | 5,015,386 | 650 |
| Deferred charges | - | (37,187) | - | (37,187) |
| Discontinued operations | - | 470,400 | - | 568,800 |
| | 3,856 | 1,135,783 | 5,015,386 | 1,322,276 |
| **Exchange rate impact on cash and cash equivalents** | 9,908 | 21,564 | 3,078 | (8,465) |
| **Increase/(decrease) in cash and cash equivalents** | 2,645,494 | (510,665) | 8,678,811 | (2,080,783) |
| Cash and cash equivalents, beginning of period | 8,636,875 | 671,876 | 2,603,558 | 2,241,994 |
| **Cash and cash equivalents, end of period** | **$ 11,282,369** | **$ 161,211** | **$ 11,282,369** | **$ 161,211** |
| **Cash and cash equivalents consist of:** | | | | |
| Cash and deposit accounts with banks | $ 11,282,369 | $ 161,211 | $ 11,282,369 | $ 161,211 |
| | **$ 11,282,369** | **$ 161,211** | **$ 11,282,369** | **$ 161,211** |

sirit Inc.

# NEWS RELEASE

NR#04-13

RFID by sirit

**FOR MORE INFORMATION:**

Jay Hussey
The Equicom Group
(416) 815-0700 x225
jhussey@equicomgroup.com

Lorelei L. Luchkiw
Director, Investor Relations and Communications
SIRIT Technologies Inc.
1-800-498-8760 x 249
lluchkiw@sirit.com

## SIRIT TECHNOLOGIES SECURES RFID ORDER FOR CDN $12.0 MILLION

*Significant order continues to strengthen company's RFID leadership position*

**Toronto, ON – September 27, 2004 –** SIRIT Technologies Inc. a wholly-owned subsidiary of SIRIT Inc. (TSX: SI) and a leading provider of radio frequency identification (RFID) reader technology, announced today that it has secured an order totaling approximately CDN $12.0 million from the Transportation Corridor Agencies ("TCA") in Southern California. The contract calls for SIRIT to deliver its RFID technology over the next 36 months, with deliveries to commence in January 2005.

"This is a very significant contract for SIRIT and further solidifies SIRIT as one of the leading suppliers of hardware solutions in the RFID industry," said William Staudt, president and CEO, SIRIT Technologies Inc. "The application of RFID for Automatic Vehicle Identification ("AVI") is one of the most mature segments of the RFID industry. SIRIT's success in this sector positions the company well as applications expand into the supply chain and other vertical markets."

"SIRIT is pleased to again be selected to supply our RFID technology and this landmark deal, the largest in the Company's history, reaffirms our leadership position in California for AVI technology," commented John Freund, vice president, automatic vehicle identification, SIRIT Technologies Inc. "We continue to enjoy a successful working relationship with TCA and look forward to participating in the continued expansion of electronic toll collection in California."

**About SIRIT Technologies Inc.:**

Founded in 1993, SIRIT Technologies Inc. is a leading provider of Radio Frequency Identification ("RFID") solutions to customers worldwide. The company designs, manufactures, integrates and sells RFID solutions with an emphasis on five vertical markets: Supply Chain Management, Product Authentication, Asset Tracking, Security and Access Control and Automatic Vehicle Identification. Following its years of success in deploying traditional RFID products, SIRIT continues to capitalize on the growing demand for next generation RFID solutions. SIRIT Technologies Inc. is a wholly-owned subsidiary of SIRIT Inc. which trades on the Toronto Stock Exchange under the symbol SI and has approximately 88 million shares outstanding. For more information on SIRIT visit **www.sirit.com** or call 1-800-498-8760.

***Cautionary Note Regarding Forward Looking Statements***

*Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of SIRIT to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of risks and uncertainties impacting SIRIT's business which are discussed in the section entitled "Narrative Description of the Business - Risks" in SIRIT's Annual Information Form dated March 19, 2004 as filed with the securities regulatory authorities in Canada via SEDAR. Although SIRIT has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.*

sirit Inc.

# NEWS RELEASE

RFID by sirit

NR#04-14

**FOR MORE INFORMATION:**

Jay Hussey
The Equicom Group
(416) 815-0700 x225
jhussey@equicomgroup.com

Lorelei L. Luchkiw
Director, Investor Relations and Communications
SIRIT Technologies Inc.
1-800-498-8760 x249
lluchkiw@sirit.com

## SIRIT TECHNOLOGIES TO SHOWCASE ST 200 MULTI-PROTOCOL UHF MODULE AT EPCglobal U.S.

*Latest OEM RFID reader module supports multiple UHF EPCglobal™ RFID tag protocols enabling 'agile' handheld computers, printers, mobile computing and other automatic data collection devices*

**Baltimore, MD – September 28, 2004** – SIRIT Technologies, a wholly-owned subsidiary of SIRIT Inc. (TSX:SI) and leading provider of radio frequency identification (RFID) reader technology, will showcase at the EPCglobal U.S. Conference in Baltimore the most recent member to its reader module family, the ST 200 multi-protocol UHF RFID reader module which began shipping in production earlier this month.

Designed for integration into handhelds, portable data terminals, printers, label applicators, mobile computers and other OEM devices, SIRIT's ST 200 simultaneously supports multiple RFID tag protocols in a single OEM module including EPCglobal, Inc. Class 0 and Class 1 standards. Additionally, the module is hardware ready and firmware upgradeable to support the forthcoming EPCglobal UHF Gen2 protocol and ISO 18000-6, thereby offering customers a "future proofed" solution, protection of their investments, and greater return on investment.

The SIRIT ST 200 features user adjustable output power up to 1 Watt (30 dBM), thereby allowing optimal output for a wide range of applications and performance requirements. The ST200 also offers a serial RS232 interface and is available with either an integrated patch antenna or an external 50 ohm antenna connection (MMCX).

SIRIT has a number of OEM partners that have already taken shipments of the ST 200 including major manufacturers of handhelds, forklift mounted RFID readers, portable data terminals, printers, and label applicators. To see the complete range of OEM reader modules offered by SIRIT, visit the SIRIT booth #516 at the EPCglobal U.S. Conference September 28 – 30, 2004 in Baltimore.

**About SIRIT Technologies Inc.**
Founded in 1993, SIRIT Technologies Inc. is a leading provider of Radio Frequency Identification ("RFID") solutions to customers worldwide. The company designs, manufactures, integrates and sells RFID solutions with an emphasis on five vertical markets: Supply Chain Management, Product Authentication, Asset Tracking, Security and Access Control and Automatic Vehicle Identification. Following its years of success in deploying traditional RFID products, SIRIT continues to capitalize on the growing demand for next generation RFID solutions. SIRIT Technologies Inc. is a wholly-owned subsidiary of SIRIT Inc. which trades on the Toronto Stock Exchange under the symbol SI and has approximately 88 million shares outstanding. For more information on SIRIT visit **www.sirit.com** or call 1-800-498-8760.

***Cautionary Note Regarding Forward Looking Statements***

*Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of SIRIT to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of risks and uncertainties impacting SIRIT's business which are discussed in the section entitled "Narrative Description of the Business - Risks" in SIRIT's Annual Information Form dated March 19, 2004 as filed with the securities regulatory authorities in Canada via SEDAR. Although SIRIT has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.*

**sirit inc.** **AVIDwireless**

# NEWS RELEASE

**NR#04-15**

**RFID by sirit**

**FOR MORE INFORMATION:**

Jay Hussey
The Equicom Group
(416) 815-0700 x225
jhussey@equicomgroup.com

John McGinnis
AVIDWireless
Vice President
(972) 401-3655
jmcginnis@avidwireless.com

Lorelei L. Luchkiw
Director, Investor Relations
and Communications
SIRIT Technologies Inc.
1-800-498-8760 x 249
lluchkiw@sirit.com

**Reg. No. 82-3200**

## SIRIT TECHNOLOGIES AND PARTNER AVIDWIRELESS ANNOUNCE DUAL READER RFID PRODUCT OPTION

*Latest addition integrates SIRIT's RFID UHF reader technology into the AVIDirector™ product line*

**Toronto, ON – September 29, 2004** – SIRIT Technologies Inc. a wholly-owned subsidiary of SIRIT Inc. (TSX: SI) and a leading provider of radio frequency identification (RFID) reader technology and AVIDWireless, a wireless software and hardware developer and provider of wireless solutions, today announced that AVIDWireless has introduced a new RFID option for the AVIDirector product line using SIRIT's UHF EPC compliant ST 200 RFID reader module.

Building upon the successful integration of the SIRIT HF OEM 400, AVIDWireless will now offer the new ST 200 multi-protocol UHF reader within the AVIDirector allowing customers to read either 13.56 MHz or UHF RFID tags using the same device. AVIDirector is one of the first products to provide the capability to read multiple frequencies using a single unit.

"The integration of RFID technology with wireless connectivity, provides companies with unlimited opportunities to tag, collect, study and track all kinds of products and resources from virtually anywhere," said Rod Montrose, President and CEO of AVIDWireless. "We have found a dynamic partner with SIRIT and see a bright future in expanding RFID technology to be available everywhere, no matter how concentrated or how remote the application."

"AVIDWireless is addressing the needs of their customers to implement flexible RFID solutions," said William Staudt, President and CEO, SIRIT Inc. "Based on the proven success of the AVIDirector outfitted with our HF OEM 400, we anticipate strong demand for the new product which can help protect the RFID technology investment since it will provide dual reader options within one device."

**About SIRIT Technologies Inc.**
Founded in 1993, SIRIT Technologies Inc. is a leading provider of Radio Frequency Identification ("RFID") solutions to customers worldwide. The company designs, manufactures, integrates and sells RFID solutions with an emphasis on five vertical markets: Supply Chain Management, Product Authentication, Asset

Tracking, Security and Access Control, and Automatic Vehicle Identification. Following its years of success in deploying traditional RFID products, SIRIT continues to capitalize on the growing demand for next generation RFID solutions. SIRIT Technologies Inc. is a wholly-owned subsidiary of SIRIT Inc. which trades on the Toronto Stock Exchange under the symbol SI and has approximately 88 million shares outstanding. For more information on SIRIT visit **www.sirit.com** or call 1-800-498-8760.

**About AVIDWireless**

AVIDWireless, a subsidiary of VoiceDataWare, Inc. has fast become the company that corporations turn to for delivering solutions that connect remote data, mobile users and machines with enterprise data via cell phones, PDAs, and custom wireless devices. Located in Dallas, TX, AVIDWireless products are geared towards the enterprise user requiring a quality mobile solution designed to provide a rapid return on investment along with the means to make better, faster and more informed decisions. Further information about AVIDWireless products and services can be found at **www.avidwireless.com**.

***Cautionary Note Regarding Forward Looking Statements***

*Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of SIRIT to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of risks and uncertainties impacting SIRIT's business which are discussed in the section entitled "Narrative Description of the Business - Risks" in SIRIT's Annual Information Form dated March 19, 2004 as filed with the securities regulatory authorities in Canada via SEDAR. Although SIRIT has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.*

sirit Inc.

Data Ltd Inc
WIRELESS DATA COLLECTION
SYSTEMS INTEGRATION
NETWORKING

# NEWS RELEASE

NR#04-16

RFID by sirit

**FOR MORE INFORMATION:**

Jay Hussey
The Equicom Group
(416) 815-0700 x225
jhussey@equicomgroup.com

Christopher Pupillo
Axis Creative Services Inc
(219) 462-6713
cpupillo@axiscreative.biz

Lorelei L. Luchkiw
Director, Investor Relations
and Communications
SIRIT Technologies Inc.
1-800-498-8760 x 249
lluchkiw@sirit.com

**Reg. No. 82-3200**

## SIRIT TECHNOLOGIES AND DATA LTD PARTNER TO DELIVER MOBILE RFID SOLUTIONS

*Three new mobile RFID products introduced to address growing market demands*

**Toronto, ON – September 30, 2004** – SIRIT Technologies Inc. a wholly-owned subsidiary of SIRIT Inc. (TSX: SI) and a leading provider of radio frequency identification (RFID) reader technology and Data Ltd Inc., a nationally recognized data collection solutions provider and manufacturer have teamed up to introduce three new mobile RFID solutions.

These new RFID solutions include:

- RFID-enabled HHP Dolphin® 9500 and 9550 mobile computers - Each of these units is capable of reading both 1D and 2D bar code symbologies, as well as providing signature capture and photo taking capabilities. With the addition of a LF (125 kHz/134.2 kHz), HF (13.56 MHz) and/or UHF (902-928 MHz) SIRIT RFID reader module, the Dolphin 9500/9550 extends its broad reach into every area of automatic data collection. These products are the only handheld, RFID-enabled terminals capable of meeting recent aviation industry guidelines.

- Forklift mount RFID Reader and Industrial Computer - This Data Ltd-engineered solution incorporates either a Data Ltd 900-wifi® (UHF reader with 802.11b radio) or 900-bt® (UHF reader with Bluetooth® connection) RFID module and is built around SIRIT's ST 200 Multi-Protocol UHF RFID Reader Module. The combination of the 900-wifi or 900-bt with Data Ltd's MPX 8200 Industrial Computer is capable of supporting multiple EPCglobal® RFID tag protocols at read ranges in excess of 6 feet.

- Wearable RFID Reader - This belted, wearable RFID reader provides hands free UHF RFID read capabilities using SIRIT's ST 200 Multi-Protocol UHF RFID Reader Module and connects via Bluetooth® to virtually any handheld terminal. Operating as a passive, automatic data collection

device this device allows the operator to use both hands in applications that include picking/sorting, direct store delivery, and manufacturing operations.

"Our goal is to develop a line of RFID solutions built around the specific needs of our customers and to do so in a timely manner," says Bryan Wesolek, President and CEO, Data Ltd Inc. "By integrating proven RFID technologies from SIRIT, we are able to quickly develop solutions that are as affordable as they are robust. The results are fully integrated, wireless data collection solutions that extend anywhere RFID is needed."

"It is clear that RFID has a broad application across many channels and industries. SIRIT is delighted to have our RFID technology integrated into a diverse range of products like those offered by Data Ltd," said William Staudt, CEO, SIRIT Inc. "By partnering with integrators and OEMs, SIRIT readers are the components that enable the rapid deployment of innovative products."

Each of these Data Ltd RFID solutions is being showcased at the EPCglobal U.S. Conference in Baltimore (September 28 – 30, 2004) Booth #300 and each is now in production.

**About SIRIT Technologies Inc.**
Founded in 1993, SIRIT Technologies Inc. is a leading provider of Radio Frequency Identification ("RFID") solutions to customers worldwide. The company designs, manufactures, integrates and sells RFID solutions with an emphasis on five vertical markets: Supply Chain Management, Product Authentication, Asset Tracking, Security and Access Control, and Automatic Vehicle Identification. Following its years of success in deploying traditional RFID products, SIRIT continues to capitalize on the growing demand for next generation RFID solutions. SIRIT Technologies Inc. is a wholly-owned subsidiary of SIRIT Inc. which trades on the Toronto Stock Exchange under the symbol SI and has approximately 88 million shares outstanding. For more information on SIRIT visit **www.sirit.com** or call 1-800-498-8760.

**About Data Ltd Inc.**
Data Ltd Inc, located in Laporte, Indiana is a privately held company engaged in the development, manufacture and integration of wired and wireless automated data collection technologies including RFID. With additional offices in Wisconsin, Minnesota and Georgia, Data Ltd provides "best-of-breed" data collection products and solutions throughout the corporate enterprise. To learn more about how businesses can benefit from Data Ltd's wireless data collection technologies and solutions, contact Data Ltd Inc at 703 Data Ltd Parkway, Laporte, Indiana 46350 USA; telephone 1-800-526-1299; or visit Data Ltd at their web site at **www.dataltd.com**.

***Cautionary Note Regarding Forward Looking Statements***
*Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of SIRIT to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of risks and uncertainties impacting SIRIT's business which are discussed in the section entitled "Narrative Description of the Business - Risks" in SIRIT's Annual Information Form dated March 19, 2004 as filed with the securities regulatory authorities in Canada via SEDAR. Although SIRIT has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.*

*This is the form of a material change report required under Subsection 75(2) of the Securities Act (Ontario) and the equivalent sections in the Securities Acts of Alberta and British Columbia.*

**Reg. No. 82-3200**

# MATERIAL CHANGE REPORT

**Item 1** **Reporting Issuer:**

SIRIT Inc.
33 City Centre Drive, Suite 250
Mississauga, Ontario L5B 2N5

**Item 2** **Date of Material Change:**

September 27, 2004

**Item 3** **Press Release:**

News Release #04-12 dated September 27, 2004 issued by SIRIT Inc., Toronto, ON, and disseminated by CCN Matthews.

**Item 4** **Summary of Material Change:**

SIRIT announced that it signed an order totaling approximately CDN $12.0 million from the Transportation Corridor Agencies ("TCA") in Southern California.

**Item 5** **Full Description of Material Change:**

**Toronto, ON – September 27, 2004** – SIRIT Technologies Inc. a wholly-owned subsidiary of SIRIT Inc. (TSX: SI) and a leading provider of radio frequency identification (RFID) reader technology, announced today that it has secured an order totaling approximately CDN $12.0 million from the Transportation Corridor Agencies ("TCA") in Southern California. The contract calls for SIRIT to deliver its RFID technology over the next 36 months, with deliveries to commence in January 2005.

"This is a very significant contract for SIRIT and further solidifies SIRIT as one of the leading suppliers of hardware solutions in the RFID industry," said William Staudt, president and CEO, SIRIT Technologies Inc. "The application of RFID for Automatic Vehicle Identification ("AVI") is one of the most mature segments of the RFID industry. SIRIT's success in this sector positions the company well as applications expand into the supply chain and other vertical markets."

"SIRIT is pleased to again be selected to supply our RFID technology and this landmark deal, the largest in the Company's history, reaffirms our leadership position in California for AVI technology," commented John Freund, vice president, automatic vehicle identification, SIRIT Technologies Inc. "We

continue to enjoy a successful working relationship with TCA and look forward to participating in the continued expansion of electronic toll collection in California."

**Item 6** **Reliance on Subsection 75(3) of the *Securities Act* (Ontario) and the** equivalent sections in the Securities Acts of Alberta and British Columbia:

Not applicable.

**Item 7** **Omitted Information:**

Not applicable.

**Item 8** **Senior Officer:**

Anastasia Chodarcewicz, Chief Financial Officer and Corporate Secretary.

**Item 9** **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

September 27, 2004
Mississauga, ON

SIRIT Inc.

"Anastasia Chodarcewicz"

Per: Anastasia Chodarcewicz
Chief Financial Officer and Corporate Secretary